Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

November 30, 2012

VIA EDGAR

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Network Alliance Ventures Inc. Amendment No. 3 to Registration Statements on Form S-1 Filed November 30, 2012 File No. 333-182596

Dear Mr. Kluck:

Pursuant to the staff’s comment letter dated November 26, 2012, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 3 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on November 30, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 3 to the Form S-1.

General

1.	Please update your financial statements and other financial information pursuant to Rule 8-08 of Regulation S-X.

Company response: The Company has updated it disclosure in the Form S-1 to include unaudited financial statements for the fiscal quarter ended September 30, 2012 in compliance with Rule 8-08 of Regulation S-X.

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Experts, page 33

2.	We note your response to comment 2 of our letter dated October 5, 2012 and your revised disclosure. We also note that your disclosure on page 33 refers to the auditor’s report for the years ended December 31, 2011 and 2010; however, the audit report prepared by GZTY CPA Group, LLC refers only to financial statements for the year ended December 31, 2011. Please revise or advise.

Company response: The Company has removed reference to an auditor’s report for the year ended 2010 on page 33 of the Form S-1.

General

3.	We note your response to prior comment 13 and reissue the comment in full regarding discrepancies in your disclosure regarding your inception date, as you continue to note an inception date of August 12, 2010 throughout your prospectus. Please revise.

Company response: The Company was incorporated in the State of Delaware on August 12, 2010. Accordingly, the Company is not revising reference to its date of incorporation or formation in the prospectus. The Company has revised reference to dates making reference to “inception” from August 12, 2010 to March 24, 2011, in accordance with its independent registered public accounting firm.

4.	We note your response to prior comment 14. Given that your inception is noted as March 24, 2011, please tell us why the report of your independent registered public accounting firm covers financial statements for entire fiscal year ended December 31, 2011. This would appear inconsistent with their consent provided within Exhibit 23.2. Please advise.

Company response: The Company’s independent registered public accounting firm has provided the Company with a revised audit report, dated March 28, 2012, found on page F-2 to the Form S-1.

Exhibit 23.2

5.	Please have your independent registered public accounting firm provide their consent to being expertized or tell us why such disclosure is not required.

Company response: The Company’s independent registered public accounting firm has provided the Company with a revised consent letter in compliance with this comment, attached as Exhibit 23.2 to the Form S-1.

6.	We note your independent registered public accounting firm’s reference to their review report for the six months ended June 30, 2012 but are unable to locate such report. Please note that should your independent registered public accounting firm continue to provide such acknowledgement regarding the use of their interim report, such report should be provided, and such acknowledgement should be included as part of the Exhibit 15 series, not the Exhibit 23 series. Refer to Item 601(b)(15) of Regulation S-K.

Company response: The Company’s independent registered public accounting firm has provided the Company with a revised consent letter removing reference to a “review report for the six months ended June 30, 2012,” attached as Exhibit 23.2 to the Form S-1.

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Please contact the undersigned with any further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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